UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

5 January 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Raptor Pharmaceuticals Corp.

File No. 0-50720 – CF# 24222

_____

Raptor Pharmaceuticals Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on October 28, 2009.

Based on representations by Raptor Pharmaceuticals Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19	through June 13, 2014
Exhibit 10.20	through July 20, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel